SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING



Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number: 001-14873


                   ROCKY MOUNTAIN FINANCIAL ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)

Colorado                                              841251078
---------                                             ---------
State or Other Jurisdiction                          (I.R.S. Employer
of incorporation or organization)                    Identification Number)

10200 W. 44th Avenue, Suite 400, Wheat Ridge, CO 80033
------------------------------------------------------
(Address of principal Executive Offices              Zip Code)

Registrant's telephone number, including area code: (303) 422-8127


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of October 3, 2000, there were 19,737,432 voting shares of the Registrant's common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of October 3, 2000, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:



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Name and Address of                         Number of
Beneficial Owner                          Shares Owned
                                          Beneficially              Percent
                                          and of Record             of Class

Comercis, Inc.                            17,862,376                90.5%
Chris Meaux (1)                           17,862,376                90.5%
Robert W. Gallagher (1)                   17,862,376                90.5%
Kenneth F. Reimer (1)                     17,862,376                90.5%
August J. Rantz, III (1)                  17,862,376                90.5%
Randall P. Stern (1)                      17,862,376                90.5%
Julius Meaux (1)                          17,862,376                90.5%
Robert Bintliff (1)                       17,862,376                90.5%
================================================================================

 * After completion of Rocky Mountain Financial Enterprises, Inc. share purchase described herein below).

(1) Through his ownership and management position at Comercis, Inc.

Changes in Control of Registrant

         On October 3, 2000, Comercis, Inc. purchased control of Registrant through the subscription for 17,862,376 shares of common stock which constitutes 90.5% of the total outstanding common stock by payment of $200,000 in cash and issuance of notes payable to creditors.

         On October 4, 2000, the company entered into an agreement with Comercis, Inc. to merge Comercis, Inc. into Rocky Mountain
Financial Enterprises, Inc. on a one for one share basis.


                        DIRECTORS AND EXECUTIVE OFFICERS


         The current Directors and Executive officers of Registrant are:

         Gregory Boyd               Director
         Donald Shenkeir            Director
         Chris Meaux                Director                  President


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



Legal Proceedings

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

Management

Identification of Directors to be appointed without shareholder meeting

         After the filing of this Form and Notice to shareholders the present Directors of the Company, Gregory Boyd and Donald Shenkeir, will resign, effective ten days after mailing of this Notice to Shareholders.

         The persons who will be directors of the Registrant, effective ten days from mailing of this notice, and their ages, are as follows:

         Name                               Age
         ----                               ---
         Robert W. Gallagher                36
         Kenneth F. Reimer                  60
         August J. Rantz,                   50
         Randall P. Stern                   47

         The following persons have been appointed as officers of the Company:

         Chris Meaux, President and CEO
         Robert Bintliff, CFO and Treasurer
         Robert W. Gallagher, Executive Vice President and Secretary Julius Meaux, Vice President

         Business Experience

         The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors and officers of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     Chris Meaux, age 32, is Chairman of the Board, President and Chief Executive Officer of Comercis. Mr Meaux co-founded Comecis and has served as its Chairman and Chief Executive Officer since October 1998. He brings to the Corporation more than 14 years of high-technology industry experience with specific focus on developing new market segments such as Internet commerce. From

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



1995 to 1998, Mr. Meaux was Director of e-commerce at Network Associates, Inc. where he successfully developed and executed Network Associates, Inc.'s Internet commerce model. Before that, he was Director of European Distribution and Retail Sales (he grew the business from 400K to $100 million) for Network Associates. Prior to NAI, Mr. Meaux was Regional Manager for OCLI, a computer accessories manufacturer, and Regional manager for Hyundai Electronics America.

     Robert Bintliff, CPA, age 46, is Chief Financial Officer of Comercis, Inc. Mr. Bintliff joined Comercis as CFO in October 1999. Previously, mr. Bintilff was President and CEO of Jim Bridges Acquisition Co., a sporting goods distributor. Previously, Mr. Bintliff was an audit partner with Coopers and Lybrand LLP in its Fort Worth office. He also has held various management positions with a predecessor of Bank of America and holds a B.B.A. in Accounting from Texas Christian University.

     Dr. Robert W. Gallagher, age 36, co-founded Comercis and is Executive Vice President for and a member of the board of directors. Dr. Gallagher was a successful orthodontist in the Dallas-Fort Worth area. In January 1997, Dr. Gallagher co- founded Orthosolutions, Inc., an orthodontics software company, and served as its Vice President until March of 1998. Dr. Gallagher attended the University of Texas at Arlington as a mechanical engineering major. He then attended Dental School at the University of Texas at San Antonio where he received his D.D.S. and Baylor Collect of Dentistry in Dallas where he received his M.S. in Orthodontics.

         Julius Meaux, age 52, is Vice President and General Manager of Comercis Netcities, a position he has held since April 1999. F rom April 1997 to April 1999, Mr. Meaux was Director of Advertising Sales for Gordon Publications, and independent directory publisher in North Texas. From December 1992 to March 1998, he was Sales Manager for Emerald Coast Broadcasting, a subsidiary of Heritage Media. From August 1982 to June 1998, Mr. Meaux was President and CEO of American Bank, a $65 million bank, and from July 1979 to August 1982, he was Executive Vice President of First National Bank, a $120 million bank in Louisiana.

     Kenneth F. Reimer, age 60, is currently Chairman for two entrepreneurial start-up ventures. He also provides strategic direction, finance, and policy/governance advisory services to CEOs and/or Boards of Directors and Entrepreneurs, Mr. Reimer served as President and CEO of Furrs/Bishops, Inc. ($220 Mil) and Tony Roma Corp., which he led from insolvency and $35 Mil sales to $265 Mil sales and substantial profitability. He was E.V.P. and Chief Operating Officer of Lehndorff Group ($1.3 Bil Assets) and of Reserve Life Insurance Company ($210 Mil). He served as

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E.V.P. and Chief Financial Officer of Austin Industries (growth from $125 Mil to
$430   Mil)   and  H.S.   Miller   Companies.   Mr.   Reimer   has  a  B.S.   in
Commerce-Accounting from St. Edward's University (valedictorian, magna cum laude), MBA - Finance from Texas Tech University and Ph.D. - Management from Johnson & Wales University, Providence, RI.

     August J. Rantz, III, age 50, has served as a Director of Comercis since February 1999. Mr. Rantz founded Quality Medical Management and serves as the Chief Executive Officer. Mr. Rantz was Chief Executive Officer of Phoenix Medical Management, Inc., a medical management services organization. From 1991 to 1993, Mr. Rantz was with the Pain Medicine Group, and in 1988, Mr. Rantz was Director of Anesthesia for Gary Hall Eye Surgery Institute.

     Randall P. Stern, age 47, has been a Managing Director in the corporate Finance Department of Burnham Securities, Inc., a New York based investment banking firm, since 1995. Mr. Stern has been involved in a number of early stage and venture capital raising efforts as well as advisory assignments, particularly in the healthcare and information technology industries. Mr. Stern has also served as Executive Chairman of the Board of Dental Partners, Inc., a dental practice management company with annualized patient revenues of $30 million. Prior to Burnham, Mr. Stern was President of Boone Capital Corp. and headed up acquisition and investment groups for four leveraged acquisitions. From 1980 to 1988, Mr. Stern was a senior manager with DnC America Banking Corporation, responsible for U.S. Loan activities. Mr. Stern received his B.A. from Middlebury College (1975) and his M.B.A. from New York University (1978).

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding.


         Transactions with Management and Others

         There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

         Comercis, Inc., of which the proposed Directors and the

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newly appointed officers are members of management and controlling shareholders, subscribed for and purchased 17,862,376 shares of the Company on October 3, 2000.


Committees of the Board of Directors

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings of the Board of Directors

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.


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


                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 4, 2000                      ROCKY MOUNTAIN FINANCIAL
                                            ENTERPRISES, INC.



                                            by:/s/ Chris Meaux
                                               ---------------------------------
                                                 President


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